Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated April 30, 2008

STATOILHYDRO ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on April 30, 2008, entitled "Writ following the Kårstø expansion in 1997-2000 ".

Writ following the Kårstø expansion in 1997-2000

Yesterday, 29 April 2008, the Norwegian State instituted legal proceedings against StatoilHydro claiming compensation related to the construction of new facilities at the Kårstø terminal in connection with the Åsgard development in the period 1997-2000.

In 2000 Norsk Agip A/S, Fortum Petroleum AS (the companies have since been merged under the name ENI Norge AS), and Total Norge AS issued a request for arbitration proceedings against StatoilHydro claiming that the plaintiffs had been charged an unduly high amount related to the Kårstø development. The State, in the capacity of the owner of the State's direct financial interest (SDFI), did not take part in the arbitration proceedings, as the State in 1999 had received a declaration from StatoilHydro concerning the treatment of any later corresponding claims on the State's part. Total withdrew from the arbitration proceedings in the autumn of 2001 in return for a declaration similar to that received by the State.

Agip and Fortum withdrew their request for arbitration proceedings in February 2002. At the same time agreements were signed which included provisions concerning further development of fields in the Norwegian Sea and harmonising of ownership interests at Haltenbanken, where the two companies also entered as owners in Mikkel licences 092 and 121 (and the Mikkel Unit). This facilitated the development of Mikkel with tie-in and processing at Åsgard. In 2004 a similar agreement was reached with Total.

The State's writ concerns the interpretation of the declaration given by StatoilHydro in 1999. In the writ the State primarily demands to receive assets equivalent to an ownership interest of 46.95 percent in the Mikkel licences 092 and 121 (and the Mikkel Unit), against payment of NOK 660 million as well as the net return on such ownership interests in the period 2002 until 31 December 2007. According to the State, these ownership interests as of 1 January 2006 had a value of NOK 4.8 billion before tax, an amount which, according to the writ, must be value adjusted to 1 January 2008. According to StatoilHydro's preliminary estimate, the net return on such ownership interests for the period 2002 until 31 December 2007 totals approximately NOK 7 billion before tax.

Alternatively, if the State's primary demand is unsuccessful, the State in the writ demands a settlement of NOK 1095 million, plus five percent interest from 1 January 2006. This claim is based on the State's valuation of 46.95 percent of the Mikkel licences 092 and 121 (and the Mikkel Unit) in 2002, inclusive of interests up to January 2006.

StatoilHydro rejects the State's claims.

Contacts:

Press:
Rannveig S. Stangeland, vice president for communication Natural Gas,
+47 481 259 78 (mobile) or + 47 51 99 26 42 (office)

Investor Relations:
Lars Troen Sørensen, senior vice president ,
+47 906 49 144 (mobile) + 47 51 99 77 90 (office)

STATOILHYDRO ASA (Registrant)
Dated: April 30, 2008	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer